New Gold Announces 2018 First Quarter Results

(All dollar figures are in US dollars unless otherwise indicated)

April 25, 2018 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) today announces its 2018 first quarter results. Unless otherwise noted, all operating and financial results have been presented on a continuing basis and exclude Peak Mines, which has been classified as a discontinued operation.

2018 First Quarter Highlights

- Gold production of 96,882 ounces and copper production of 22.2 million pounds
- Operating expense of $774 per gold ounce and $1.83 per copper pound
- All-in sustaining costs[1] of $1,219 per ounce
- Total cash costs[2] of $558 per ounce
- Operating cash flows generated from continuing operations of $50 million, or $0.09 per share
- Operating cash flows generated from continuing operations before changes in non-cash operating working capital[3] of $67 million, or $0.12 per share
- Loss from continuing operations of $29 million, or $0.05 per share
- Adjusted loss from continuing operations[4] of $16 million, or $0.03 per share
- March 31, 2018 cash and cash equivalents of $191 million
- On April 10, 2018, completed the sale of Peak Mines for gross proceeds of $58 million, subject to certain closing adjustments

"The first quarter saw Rainy River progress its continued ramp up, with the balance of our operations delivering strong results," stated Hannes Portmann, President and Chief Executive Officer. "Planned increases in throughput, grade and recovery at Rainy River through the year are expected to underpin stronger operational and financial results in the final three quarters of 2018."

"With our solid production growth and streamlined asset base, our focus in 2018 remains on steadily ramping up Rainy River, further optimizing the performance of our other operations and maximizing free cash flow to enhance our financial flexibility," added Mr. Portmann.

2018 First Quarter Operational Results from Continuing Operations

New Gold's first quarter gold production of 96,882 ounces was significantly higher than 2017 primarily due to the first full quarter of production from Rainy River and higher production from Mesquite, partially offset by planned lower production at Cerro San Pedro. Quarterly copper production increased by 8% to 22.2 million pounds when compared to the first quarter of 2017.

First quarter operating expense per gold ounce of $774 increased relative to the prior-year quarter mainly due to planned higher operating expenses at Rainy River in its first full quarter of operation. The company had first quarter all-in sustaining costs of $1,219 per ounce, including total cash costs of $558 per ounce. The increase in all-in sustaining costs relative to the prior-year quarter was attributable to the combined impact of a $322 per ounce increase in total cash costs and a $336 per ounce, or $46 million, increase in the company's consolidated sustaining costs, which include New Gold's cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures. The increase in consolidated total cash costs was primarily driven by lower than run rate quarterly production at Rainy River, resulting in higher per ounce costs. At the same time, quarterly sustaining costs of $65 million included $15 million, or $152 per ounce, of Rainy River related sustaining capital expenditures that were incurred in the fourth quarter of 2017 and paid in the first quarter of 2018, resulting in higher all-in sustaining costs.

New Gold reiterates its guidance for full-year gold production of 525,000 to 595,000 ounces, and operating expense per gold ounce of $555 to $595. Assuming current commodity prices and foreign exchange rates, New Gold is also pleased to reiterate its 2018 full-year all-in sustaining costs of $860 to $900 per ounce.

	Three months ended March 31	
	2018	2017
Operating information		
Gold (ounces):		
Produced	**96,882**	60,980
Sold	**98,688**	59,913
Copper (millions of pounds):		
Produced	**22.2**	20.5
Sold	**21.3**	19.9
Silver (millions of ounces):		
Produced	**0.2**	0.2
Sold	**0.2**	0.2
Revenue:		
Gold ($/ounce)	**1,306**	1,238
Copper ($/pound)	**2.86**	2.34
Silver ($/ounce)	**16.09**	17.09
Average realized price[5]:		
Gold ($/ounce)	**1,328**	1,276
Copper ($/pound)	**3.14**	2.57
Silver ($/ounce)	**16.61**	17.52
Operating expense:		
Gold ($/ounce)	**774**	607
Copper ($/pound)	**1.83**	1.22
Silver ($/ounce)	**9.68**	8.34
Total cash costs ($/ounce)	**558**	236
All-in sustaining costs ($/ounce)	**1,219**	561

Rainy River

	Three months ended March 31	
	2018	2017
Operating information		
Gold (ounces):		
Produced	**39,325**	-
Sold	**40,880**	-
Silver (ounces):		
Produced	**54,764**	-
Sold	**58,788**	-
Operating expense:		
Gold ($/ounce)	**1,240**	-
Silver ($/ounce)	**15.57**	-
All-in sustaining costs ($/ounce)	**2,447**	-

Mining activity continued to progress on plan during the quarter. Rainy River mined a total of 3.3 million tonnes of ore and currently has a high/medium grade stockpile of approximately 1.3 million tonnes that is available for processing in the near-term, and a low-grade stockpile of approximately 2.1 million tonnes that is scheduled to be processed at the end of the mine life. During the quarter, the mine processed 1.6 million tonnes of ore at an average gold grade of 1.1 grams per tonne with recoveries of 81%.

The process facility encountered operational and mechanical challenges during the quarter that impacted availability. No single issue accounted for a significant portion of the unplanned downtime. However, plugged apron feeders, premature motor failure on the cyclone feed pump, and additional time required for the initial replacement of SAG mill liners are examples of the issues encountered. These issues were addressed through the quarter which also provided insight into minor design improvements that should improve the process facility performance going forward. Review and implementation of the design improvements is underway, ultimately reducing reoccurrence and increasing operational stability. Importantly, the process facility demonstrated its operational potential with throughput rates averaging approximately 22,500 tonnes per operating day. Recoveries in the quarter were lower than planned due to the previously described process interruptions as well as performance and increased wear of various screens, which have since been addressed. The focus in the second quarter is on increasing and stabilizing the process facility availability as well as recoveries.

Through the first twenty-three days of April, gold recovery has increased to over 87% resulting in month-to-date production of approximately 15.7 thousand ounces of gold as the operation is beginning to see the positive impact of addressing the above-noted challenges. Rainy River's 2018 production profile is expected to increase quarter-over-quarter, as both gold grade and gold recoveries continue to increase, while the team also continues to focus on further enhancing the mechanical availability of the process facility.

In addition, there continues to be an opportunity to increase the process facility's throughput rate. During the quarter, New Gold engaged an external engineering firm and are currently finalizing a study that could increase Rainy River's throughput to a steady 24,000 tonne per day rate. Based on the findings to date, the adjustments to the back-end of the mill could be completed for a minimal capital expenditure. The Company plans to provide further details on the study as part of its second quarter results.

First quarter operating expenses and all-in sustaining costs were above the annual guidance ranges as expected, due to the first quarter being the lowest production volume quarter of the year.

➤ New Afton

	Three months ended March 31	
	2018	2017
Operating information		
Gold (ounces):		
Produced	**19,988**	20,937
Sold	**18,485**	20,716
Copper (millions of pounds):		
Produced	**22.2**	20.5
Sold	**21.3**	19.9
Operating expense:		
Gold ($/ounce)	**408**	458
Copper ($/pound)	**0.96**	0.92
All-in sustaining costs ($/ounce)	**(1,313)**	(505)
All-in sustaining costs on a co-product basis:		
Gold ($/ounce)	**631**	679
Copper ($/pound)	**1.48**	1.36

Gold production at New Afton remained consistent with the first quarter of 2017 as a planned decrease in ore mined and processed was partially offset by an increase in gold recovery. Copper production increased relative to the prior-year quarter due to an increase in copper grade and copper recovery.

First quarter operating expense per gold ounce decreased as expenses were apportioned to each metal on a percentage of revenue basis, with gold revenue representing a lower portion of total sales in the quarter versus the prior-year quarter. All-in sustaining costs decreased as the benefit of higher by-product revenues was only partially offset by higher sustaining costs. By-product revenues benefitted from both an increase in the realized copper price and higher copper sales volumes.

➤ Mesquite

	Three months ended March 31	
	2018	2017
Operating information		
Gold (ounces):		
Produced	**33,111**	30,403
Sold	**34,534**	29,153
Operating expense:		
Gold ($/ounce)	**818**	695
All-in sustaining costs ($/ounce)	**854**	765

The increase in gold production at Mesquite relative to the first quarter of 2017, was due to higher ore tonnes mined and placed, and an increase in process solution flow on the heap leach pad which resulted in a continued drawdown of leach pad inventory.

First quarter operating expenses increased when compared to the prior-year quarter due to increased ore tonnes mined and processed, and higher process solution flow. First quarter all-in sustaining costs were higher quarter-over-quarter due to the increase in operating costs partially offset by a decrease in sustaining capital.

➤ Cerro San Pedro

	Three months ended March 31	
	2018	2017
Operating information		
Gold (ounces):		
Produced	**4,448**	9,640
Sold	**4,789**	10,044
Silver (millions of ounces):		
Produced	**0.1**	0.2
Sold	**0.1**	0.2
Operating expense:		
Gold ($/ounce)	**1,594**	1,150
Silver ($/ounce)	**20.09**	15.84
All-in sustaining costs ($/ounce)	**1,706**	1,255

Cerro San Pedro finished active mining late in the second quarter of 2016 and has since transitioned to residual leaching. As a result, and consistent with expectations, the mine's first quarter gold and silver production decreased compared to the prior year. First quarter operating expenses and all-in sustaining costs increased when compared to the prior-year quarter due to lower gold sales volumes. As the company is drawing down leach pad inventory during the residual leach period, $397 per ounce of the reported all-in sustaining costs are related to mining costs that were incurred in prior periods.

2018 First Quarter Financial Results

(in millions of U.S. dollars, except per share amounts)	Three months ended March 31	
	2018	2017
CONTINUING OPERATIONS		
Revenues	**$193.2**	$124.5
Operating margin[6]	**75.9**	62.1
(Loss) earnings from continuing operations	**(29.1)**	30.9
(Loss) earnings from continuing operations per share (basic)	**(0.05)**	0.06
Adjusted (loss) earnings from continuing operations	**(16.1)**	1.2
Adjusted (loss) earnings per share from continuing operations	**(0.03)**	0.00
Operating cash flows generated from continuing operations	**50.2**	57.3
Operating cash flows generated from continuing operations before changes in non-cash operating working capital	**67.4**	49.3
TOTAL OPERATIONS (includes Peak Mines)		
Net (loss) earnings	**(29.5)**	37.5
Net (loss) earnings per share (basic)	**(0.05)**	0.07
Cash generated from operations	**65.1**	76.8

Continuing Operations

First quarter revenues from continuing operations increased by $69 million, or 55%, relative to the prior-year quarter, due to higher metal sales volumes and prices. Relative to the first quarter of 2017, gold sales increased by 65%, attributable to the start-up of Rainy River, and the average realized gold price increased by $52 per ounce, or 4%. Copper sales at New Afton increased by 7%, and the average realized copper price increased by $0.57 per pound, or 22%, compared to the prior-year quarter.

New Gold's first quarter operating margin increased by $14 million relative to the prior-year quarter driven by the higher gold and copper sales volumes and prices, which were partially offset by higher operating expenses.

The Company reported a loss from continuing operations of $29 million, or $0.05 per share, in the first quarter of 2018 relative to earnings from continuing operations of $31 million, or $0.06 per share, in the prior-year quarter. The first quarter loss from continuing operations included a $20 million non-cash foreign exchange loss and a $10 million pre-tax gain on the revaluation of the Company's copper price option contracts and gold stream obligation. The prior-year quarter included the net impact of a $33 million pre-tax gain on the disposal of the El Morro stream, a $14 million pre-tax loss on the revaluation of the Company's gold price option contracts and gold stream obligation, and a $4 million pre-tax foreign exchange gain.

New Gold had an adjusted loss from continuing operations of $16 million, or $0.03 per share, in the first quarter of 2018 relative to adjusted earnings of $1 million, or $0.00 per share, in the prior-year quarter. Quarterly adjusted loss from continuing operations included the net impact of a $22 million increase in depreciation and depletion expense, a $16 million increase in finance costs, partially offset by a $14 million increase in operating margin, a $4 million decrease in adjusted income tax expense, and a $3 million decrease in exploration, business development, and corporate general and administrative expenses.

The Company's first quarter operating cash flows generated from continuing operations before changes in non-cash operating working capital of $67 million was $18 million, or 37%, higher than the prior-year quarter due to the increase in operating margin and the decrease in exploration, business development, and corporate general and administrative expenses. Operating cash flows generated from continuing operations in the first quarter of $50 million was lower than the prior-year quarter due to the prior-year period including an outstanding concentrate receivable of $21 million at New Afton and the current period including an increase in working capital associated with the increase in stockpile inventory at Rainy River.

Financial Update

New Gold's cash and cash equivalents as at March 31, 2018 were $191 million. At March 31, 2018, the Company has drawn $230 million from its $400 million revolving credit facility and $136 million has been used to issue letters of credit for closure obligations at the Company's producing mines and development projects, leaving $34 million undrawn. As a result, at March 31, 2018, the Company's liquidity totals $225 million (cash and undrawn credit facility). In addition to this, net proceeds and release of letters of credit related to the sale of Peak Mines totaling approximately $60 million, and the expected free cash flow generation from our operating mines, will further increase the Company's liquidity position.

At March 31, 2018, the face value of the Company's long-term debt was $1,030 million (book value – $1,008 million). The components of the long-term debt include: $500 million of 6.25% face value senior unsecured notes due in November of 2022; $300 million of 6.375% face value senior unsecured notes due in May of 2025; and $230 million drawn from the revolving credit facility. The Company currently has approximately 579 million shares outstanding.

Projects Update

➤ Blackwater

Activities at the Company's Blackwater project, located in south-central British Columbia, continued to focus on attaining the approval of the Environmental Assessment ("EA"). The coordinated Federal and Provincial EA technical review is in progress. Technical review comments have now been received from the Federal government, Provincial agencies and local Indigenous communities, and New Gold has responded to the review comments. The Company anticipates approval of the Blackwater EA in 2018.

Capital expenditures at Blackwater during the first quarter were $2 million.

Webcast and Conference Call

A webcast and conference call to discuss these results will be held on Thursday, April 26, 2018 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until May 26, 2018 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 1553528. An archived webcast will also be available until July 26, 2018 at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include the statements made under "2018 first quarter operational results from continuing operations" and "projects update", as well as other statements elsewhere in this news release, including, among others, statements with respect to: guidance for production, operating expense and all-in sustaining costs, and the factors contributing to those expected results, and timing for approval of the environmental assessment for the Blackwater project.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River mine and Blackwater project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; and (9) in the case of production, cost and expenditure outlooks at the operating mines for 2018, commodity prices and exchange rates being consistent with those estimated for the purposes for 2018.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

➤ Technical Information

The scientific and technical information relating to the operation of New Gold's operating mines contained herein has been reviewed and approved by Mr. Nicholas Kwong, Director, Business Improvement of New Gold. All other scientific and technical information contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Kwong is a Professional Engineer and member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Petersen and Mr. Kwong are "Qualified Persons" for the purposes of NI 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2017 filed on www.sedar.com.

➤ Non-GAAP Measures

(1) All-In Sustaining Costs

"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs. Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs. Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) Total Cash Costs

"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

OPEX, Cash Cost and AISC Reconciliation

| (in millions of U.S. dollars, except where noted) | Three months ended March 31, 2018 | | | |
	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation				
Operating expenses[1]	76.4	38.9	2.0	**117.3**
Units of metal sold (ounces/millions of pounds/millions of ounces)	98,688	21.3	0.2	
Operating expenses per unit of metal sold ($/ounce or pound)	774	1.83	9.68	
Operating expenses[1]	76.4	38.9	2.0	**117.3**
Treatment and refining charges on concentrate sales	2.2	6.0	0.1	**8.3**
Adjustments[2]	(0.1)	(0.1)	-	**(0.2)**
Total cash costs	78.4	44.8	2.1	125.4
By-product silver and copper sales				**(70.3)**
Total cash costs net of by-product revenue				55.1
Units of metal sold (ounces/millions of pounds/millions of ounces)	98,688	21.3	0.2	
Total cash costs on a co-product basis[3] ($/ounce or pound)	795	2.11	10.19	
Total cash costs per gold ounce sold ($/ounce)				**558**
Total co-product cash costs	78.4	44.8	2.1	
Total cash costs net of by-product revenue				55.1
Sustaining capital expenditures[5]	36.3	18.5	1.0	55.8
Sustaining exploration - expensed	0.3	0.1	-	**0.4**
Corporate G&A including share-based compensation[4]	4.3	2.2	0.1	**6.6**
Reclamation expenses	1.6	0.8	0.1	**2.5**
Total co-product all-in sustaining costs	120.9	66.4	3.3	
Total all-in sustaining costs net of by-product revenue				120.3
All-in sustaining costs on a co-product basis[3] ($/ounce or pound)	1,225	3.12	15.57	
All-in sustaining costs per gold ounce sold ($/ounce)				**1,219**

(1) Operating expenses are apportioned to each metal produced on a percentage of revenue basis.

(2) Adjustments relate to social closure costs incurred at Cerro San Pedro that are included in operating expenses.

(3) Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

(4) Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

(5) For the three months ended March 31, 2018, sustaining capital expenditures are net of $0.3 million in proceeds from disposal of assets.

OPEX, Cash Cost and AISC Reconciliation

(in millions of U.S. dollars, except where noted)	Three months ended March 31, 2017			
	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation				
Operating expenses[1]	36.4	24.3	1.7	**62.4**
Units of metal sold (ounces/millions of pounds/millions of ounces)	59,913	19.9	0.2	
Operating expenses per unit of metal sold ($/ounce or pound)	607	1.22	8.34	
Operating expenses[1]	36.4	24.3	1.7	**62.4**
Treatment and refining charges on concentrate sales	2.3	4.4	0.1	**6.8**
Adjustments[2]	(0.1)	(0.1)	-	**(0.2)**
Total cash costs	38.6	28.7	1.8	**69.1**
By-product silver and copper sales				**(54.9)**
Total cash costs net of by-product revenue				**14.2**
Units of metal sold (ounces/millions of pounds/millions of ounces)	59,913	19.9	0.2	
Total cash costs on a co-product basis[3] ($/ounce or pound)	644	1.44	8.74	
Total cash costs per gold ounce sold ($/ounce)				**236**
Total co-product cash costs	38.6	28.7	1.8	
Total cash costs net of by-product revenue				**14.2**
Sustaining capital expenditures	5.2	3.4	0.3	**8.9**
Sustaining exploration - expensed	0.3	0.2	-	**0.5**
Corporate G&A including share-based compensation[4]	5.0	3.4	0.2	**8.6**
Reclamation expenses	0.9	0.6	0.1	**1.6**
Total co-product all-in sustaining costs	50.0	36.2	2.4	
Total all-in sustaining costs net of by-product revenue				**33.7**
All-in sustaining costs on a co-product basis[3] ($/ounce or pound)	834	1.82	11.35	
All-in sustaining costs per gold ounce sold ($/ounce)				**561**

(1) Operating expenses are apportioned to each metal produced on a percentage of revenue basis.

(2) Adjustments relate to social closure costs incurred at Cerro San Pedro that are included in operating expenses.

(3) Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

(4) Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

(3) Operating Cash Flows Generated from Continuing Operations before Changes in Working Capital

"Operating cash flows generated from continuing operations before changes in working capital" is a non-GAAP financial measures with no standard meaning under IFRS, excludes changes in non-cash operating working capital. Management uses this measure to evaluate the company's ability to generate cash from its operations before working capital changes. Further details regarding operating cash flows generated from continuing operations before changes in working capital and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

➤ Operating Cash Flows Generated from Continuing Operations before Changes in Working Capital Reconciliation

	Three months ended March 31	
(in millions of U.S. dollars)	2018	2017
Operating cash flows generated from continuing operations	**$50.2**	$57.3
Add back (deduct): Change in non-cash operating working capital	**17.2**	(8.0)
Operating cash flows generated from continuing operations before changes in non-cash working capital	**67.4**	49.3

(4) Adjusted Net Earnings/(Loss) from Continuing Operations

"Adjusted net (loss)/earnings from continuing operations" and "adjusted net (loss)/earnings per share from continuing operations" are non-GAAP financial measures. Earnings/(loss) from continuing operations have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.

Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings from continuing operations and adjusted net (loss)/earnings per share from continuing operations are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

➤ Adjusted Net Earnings from Continuing Operations Reconciliation

	Three months ended March 31	
(in millions of U.S. dollars, except per share amounts)	2018	2017
Earnings (loss) before taxes from continuing operations	**($24.1)**	30.5
Other losses (gains)	**8.2**	(25.7)
Adjusted net earnings (loss) from continuing operations before tax	**(15.9)**	4.8
Income tax recovery (expense)	**(5.0)**	0.4
Income tax adjustments	**4.8**	(4.0)
Adjusted income tax expense	**(0.2)**	(3.6)
Adjusted net earnings (loss) from continuing operations	**(16.1)**	1.2
Adjusted earnings (loss) per share from continuing operations (basic and diluted)	**(0.03)**	0.00
Adjusted effective tax rate	**1%**	(75%)

(5) Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Further details regarding average realized price and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(6) Operating Margin

"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

➤ Operating Margin Reconciliation

	Three months ended March 31	
(in millions of U.S. dollars)	2018	2017
Revenues	**$193.2**	$124.5
Less: Operating expenses	**(117.3)**	(62.4)
Operating margin	**75.9**	62.1

For further information, please contact:

Julie Taylor
Director, Corporate Communications
and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com

newgold

➤ Condensed Consolidated Income Statements (unaudited)

(in millions of U.S. dollars, except per share amounts)	Three months ended March 31 2018	Three months ended March 31 2017
Revenues	$193.2	$124.5
Operating expenses	117.3	62.4
Depreciation and depletion	68.2	45.9
Revenue less cost of goods sold	7.7	16.2
Corporate administration	5.4	7.5
Share-based payment expenses	1.4	1.2
Exploration and business development	0.6	1.7
Earnings from operations	0.3	5.8
Finance income	0.5	0.2
Finance costs	(16.7)	(1.2)
Other (losses) gains	(8.2)	25.7
(Loss) earnings before taxes	(24.1)	30.5
Income tax (expense) recovery	(5.0)	0.4
(Loss) earnings from continuing operations	**(29.1)**	30.9
(Loss) earnings from continuing operations, net of tax	(0.4)	6.6
Net (loss) earnings	**(29.5)**	37.5
(Loss) earnings from continuing operations per share		
Basic	(0.05)	0.06
Diluted	(0.05)	0.06
(Loss) earnings per share		
Basic	(0.05)	0.07
Diluted	(0.05)	0.07
Weighted average number of shares outstanding (in millions)		
Basic	578.7	528.1
Diluted	578.7	528.9

Condensed Consolidated Statements of Financial Position (unaudited)

(in millions of U.S. dollars)	As at March 31 2018	As at December 31 2017
ASSETS		
Current assets		
Cash and cash equivalents	$191.3	$216.2
Trade and other receivables	24.0	27.1
Inventories	195.3	193.2
Current income tax receivable	15.2	12.9
Prepaid expenses and other	8.4	5.6
Total current assets	434.2	455.0
Non-current inventories	99.5	78.7
Mining interests	3,154.4	3,200.4
Deferred tax assets	159.8	171.6
Other	2.6	2.6
	3,850.5	3,908.3
Assets held for sale	101.0	109.0
Total assets	3,951.5	4,017.3
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	150.8	178.2
Current income tax payable	3.0	3.0
Total current liabilities	153.8	181.2
Reclamation and closure cost obligations	120.4	121.5
Gold stream obligation	235.3	249.0
Provisions	2.9	2.6
Long-term debt	1,008.4	1,007.7
Deferred tax liabilities	257.9	250.3
Other	2.3	2.7
	1,781.0	1,815.0
Liabilities held for sale	55.2	62.8
Total liabilities	1,836.2	1,877.8
Equity		
Common shares	3,036.7	3,036.5
Contributed surplus	104.3	103.2
Other reserves	(34.9)	(38.9)
Deficit	(990.8)	(961.3)
Total equity	2,115.3	2,139.5
Total liabilities and equity	3,951.5	4,017.3

newgold

▶ Condensed Consolidated Statements of Cash Flow (unaudited)

(in millions of U.S. dollars)	Three months ended March 31	
	2018	2017
OPERATING ACTIVITIES		
(Loss) earnings from continuing operations	($29.1)	$30.9
Adjustments for:		
Foreign exchange losses (gains)	19.9	(4.4)
Reclamation and closure costs paid	(0.2)	(0.4)
Gain on disposal of El Morro stream	-	(33.0)
Depreciation and depletion	68.0	46.3
Other non-cash adjustments	(11.4)	11.7
Income tax expense (recovery)	5.0	(0.4)
Finance income	(0.5)	(0.2)
Finance costs	16.7	1.2
	68.4	51.7
Change in non-cash operating working capital	(17.2)	8.0
Income taxes (paid) refunded	(1.0)	(2.4)
Operating cash flows generated from continuing operations	50.2	57.3
Operating cash flows generated from discontinued operations	14.9	19.5
Cash generated from operations	65.1	76.8
INVESTING ACTIVITIES		
Mining interests	(68.7)	(138.3)
Proceeds from the sale of El Morro stream and other assets	0.3	65.3
Interest received	0.3	0.2
Investing cash flows used by continuing operations	(68.1)	(72.8)
Investing cash flows used by discontinued operations	(8.7)	(5.4)
Cash used by investing activities	(76.8)	(78.2)
FINANCING ACTIVITY		
Proceeds received from exercise of options	-	0.1
Net proceeds received from issuances of common shares	-	165.7
Cash settlement of gold stream obligation	(3.1)	-
Interest paid	(3.6)	(1.5)
Cash (used by) generated from financing activities	(6.7)	164.3
Effect of exchange rate changes on cash and cash equivalents	(0.8)	0.7
Cash and cash equivalents as held for sale	(5.7)	-
Change in cash and cash equivalents	(24.9)	163.6
Cash and cash equivalents, beginning of period	216.2	185.9
Cash and cash equivalents, end of year	191.3	349.5
Cash and cash equivalents are comprised of:		
Cash	141.4	255.8
Short-term money market instruments	49.9	93.7
	191.3	349.5